April 24, 2007
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention:	Kathleen Collins and Patrick Gilmore
Division of Corporation Finance

Re:	Perot Systems Corporation
Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”)
Filed February 28, 2007
File No. 001-14773
Ladies and Gentlemen:
In response to your comment letter dated April 10, 2007, we are including in this letter our responses to your comments. To facilitate your review, we have set forth below each of your comments in italics along with our response. The paragraph number of our responses corresponds to the paragraph numbers in your comment letter. In light of the comments and our responses below, we are of the view that amendment of our past filings is not required. We are available to discuss your comments and our responses.
Note 12. Income Taxes, page F-29
1.	We note that the IRS has completed its examination of the Company’s federal income tax returns for the years ended December 31, 2000 through December 31, 2002 and that the Company is appealing one issue. Please describe the issue you are appealing and tell us amount of potential liability in question. Tell us if the Company has established an accrual for this pending issue and if so, tell us the amount of such accrual.

In our 2000 and 2002 United States tax returns, we claimed $49.9 million of tax deductions related to sales incentives on a long term information technology agreement, which generated a tax benefit of $19.2 million. Our position was based on similar cases decided by the U.S. Tax Court. The IRS examination team disallowed the deductions on audit and we appealed the matter.

Our December 31, 2006 financial statements included a liability of $10.5 million in income taxes payable with respect to this matter, which represented our best estimate of the liability. We did not separately disclose this liability because the amount was not material.

U.S. Securities and Exchange Commission
Attention: Kathleen Collins and Patrick Gilmore
April 24, 2007

Note 18. Earnings Per Common Share, page F-38
2.	We note that the Company has both Class A and Class B common stock outstanding. Tell us what considerations you have given to the two-class method for computing basic and fully diluted earnings per share for each of your issued and registered Class A and Class B common stock. In this respect tell us how you considered presenting Class A common stock on a fully diluted “if converted” basis reflecting the conversion of Class B common stock into Class A common stock. We refer you to paragraph 61.d of SFAS 128 and EITF 03-6. Also, tell us what consideration you have given to including a discussion of the Company’s methods for calculating earnings per share in Note 1 to your financial statements.

Our Class B shares were authorized in conjunction with the provisions of the original service agreements with Swiss Bank Corporation, one of the predecessors of UBS AG, which were signed in January 1996. Class B shares are non-voting and are convertible on a one-for-one basis into Class A shares at the election of the holder without additional consideration in connection with qualified sales to a party not affiliated with UBS, but otherwise are equivalent to our Class A shares. Qualified sales include sales pursuant to Rule 144, widely dispersed public offerings and certain other transactions. Our infrastructure outsourcing contract with UBS AG ended on January 1, 2007, and we do not expect to issue additional Class B shares in future periods.

In determining the proper method of computing and presenting earnings per share, we considered SFAS 128 and EITF 03-6. Because our two classes of common stock have equivalent economic rights, including dividend rights, and the Class B shares are convertible at the election of the holder without additional consideration, we concluded that it is appropriate to present earnings per share on a combined basis.

Because the number of outstanding Class B shares was less than 1% of total outstanding common shares at December 31, 2006 and 2005, and is not material, we do not consider our method of calculating earnings per share on a combined basis to be a significant accounting policy, and we believe that our description of the Class B shares in Note 9, Common and Preferred Stock, provides sufficient disclosure of the nature of the Class B shares. However, to ensure that our method of calculating earnings per share is clear to the readers of our financial statements, we will disclose that we present earnings per share on a combined basis in our earnings per share footnote on a prospective basis.
We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Form 10-K; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 972-577- 6890 with any questions or comments regarding this letter. Thank you for your assistance.

Very truly yours,

/s/ Robert J. Kelly
Robert J. Kelly Corporate Controller and Principal Accounting Officer